Mail Stop 4561

March 29, 2007

Douglas A. Sabella, President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

        RE: **Veraz Networks, Inc.**
                     Registration Statement on Form S-1/A
                     File No. 333-138121
                     Date Filed: March 20, 2007

Dear Mr. Sabella:

We have reviewed your filing and have the following comments.

General

1. We note the press release issued on March 20, 2007 by Veraz's largest
    shareholder, ECI Telecom, a US public company, which addresses the gains to be
    recognized by ECI upon completion of Veraz's initial public offering. Please
    describe the factual background that prompted the issuance of the press release.
    In your discussion, please address whether you believe the press release
    constitutes a "prospectus" as that term is defined under the Securities Act. To the
    extent you believe the release is not a prospectus, please provide us with
    additional facts to support your conclusion, such as ECI's press release policies
    and its historical activities relating to the regular release of factual business
    information. In preparing a response, you may find it helpful to consult the table
    contained in section II.C of SEC Release 33-8591 for a convenient discussion of
    the operation of our communications rules.

<u>Certain Relationships and Related Transactions, page 100</u>

2. We note that your audit committee charter contains the policies regarding the approval of related party transactions. Please disclose this fact in the prospectus pursuant to Item 404(b)(iv) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further

assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   James F. Fulton, Jr. Esq.
        by facsimile at 650-849-7400